May 31, 2022

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Attention: Ryan Sutcliffe

RE:	Leader Funds Trust (the “Trust”) – Response to SEC Comments on the Registration Statement of the Leader High Quality Low Duration Bond Fund and Leader Total Return Fund Filed on Form N-1A (the “Registration Statement”)

Dear Mr. Sutcliffe:

On April 1, 2022, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Registration Statement to change the Leader Total Return Fund to the Leader High Quality Floating Rate Fund (the “Fund”). On May 27, 2022, you provided verbal comments to me relating to the Registration Statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments and responses below. Contemporaneously with this letter, the Trust is submitting via EDGAR a post-effective amendment to the Registration Statement/Prospectus that incorporates the responses below.

Prospectus

1.	Comment: The footnote numbers on pages six and nine do not match the notes with which they are associated. Please reconcile them.

Response: Footnote numbers were corrected and now match the notes.

2.	Comment: In the performance table on page nine titled “Average Annual Total Returns (For the periods ended December 31, 2020),” there is no data listed in the row for Morningstar Ultra-Short Category Fund Average. Please provide information for the Morningstar benchmark.

Response: Morningstar Ultra-Short Category Fund Average data was received and has been added to the table.

Statement of Additional Information

3.	Comment: On page 38, the first sentence of the first paragraph under the “Leadership Structure” heading states that the Board is composed of three trustees, but only two names are listed. Please revise accordingly.

Response: The sentence has been revised to clarify that the Board is composed of two Independent Trustees and one Interested Trustee and added the name of the second Independent Trustee.

4.	Comment: On page 39, the institution Western & Southern Financial Group Inc. appears for the first and only time in the registration statement. Please explain what Western & Southern Financial Group Inc. is and how it relates to the Trust.

Response: The reference to Western & Southern Financial Group, Inc. was removed from the document.

5.	Comment: On page 40, the first full sentence states that the Fund has sub-advisors. Please remove sub-advisors from the sentence.

Response: The sentence was revised to clarify that the meetings were held by the Audit Committee.

6.	Comment: In the table beginning on page 42 titled “Leader Short Term High Yield Bond Fund,” investor shares has been listed but there is no information regarding institutional information. Please provide that information.

Response: Institutional information has been added and included.

7.	Comment: GFS is mentioned a few times throughout the document; please defined the term or replace it as needed?

Response: Gemini Fund Services, LCC (“GFS”) refers to the administrator, which was merged into Ultimus Fund Solutions, LLC (“Ultimus”). We will change the references from GFS to Ultimus.

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Please contact me at (703) 389-3351 regarding the responses contained in this letter.

Sincerely,

/s/ Emily A. Parker
Emily A. Parker
Corporate Securities Attorney
FinTech Law, LLC